Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 15, 2020

TO THE PROSPECTUS DATED SEPTEMBER 4, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 4, 2020 as supplemented by Supplement No. 1 dated September 4, 2020 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of October 1, 2020;
●	the calculation of our August 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	the impact of the novel coronavirus (“COVID-19”); and
●	updated experts information.

●             OCTOBER 1, 2020 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of October 1, 2020 (and redemptions as of September 30, 2020) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.5097
Class S	7.5097
Class D	7.5097
Class I	7.5097
Class E	7.5097

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2020. A calculation of the NAV per share is set forth below. The transaction price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             AUGUST 31, 2020 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including the external advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised each calendar month by the Independent Valuation Advisor, with such appraisals reviewed by our external advisor. Additionally, each real property asset is appraised by a third-party appraiser at least once per calendar year, as described by our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of August 31, 2020 and July 31, 2020:

	As of
(in thousands)	August 31, 2020	July 31, 2020
Investments in office properties	$745,650	$743,300
Investments in retail properties	926,400	925,350
Investments in multi-family properties	308,150	307,500
Investments in industrial properties	378,800	328,350
Total investment in real estate properties	2,359,000	2,304,500
Debt-related investments	48,683	47,878
DST Program Loans	41,404	41,194
Total investments	2,449,087	2,393,572
Cash and cash equivalents	14,388	47,730
Restricted cash	10,083	10,289
Other assets	29,076	26,038
Line of credit, term loan and mortgage notes	(867,131)	(860,384)
Financing obligations associated with our DST Program	(440,222)	(424,772)
Other liabilities	(42,081)	(38,583)
Accrued performance-based fee	(2,854)	(2,477)
Accrued advisory fees	(1,286)	(1,456)
Aggregate Fund NAV	$1,149,060	$1,149,957
Total Fund Interests outstanding	153,010	153,201

The following table sets forth the NAV per Fund Interest as of August 31, 2020 and July 31, 2020:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of August 31, 2020
Monthly NAV	$1,149,060	$66,666	$165,411	$28,705	$332,255	$469,783	$86,240
Fund Interests outstanding	153,010	8,877	22,026	3,822	44,243	62,558	11,484
NAV Per Fund Interest	$7.5097	$7.5097	$7.5097	$7.5097	$7.5097	$7.5097	$7.5097
As of July 31, 2020
Monthly NAV	$1,149,957	$65,822	$164,722	$28,466	$332,553	$472,173	$86,221
Fund Interests outstanding	153,201	8,769	21,945	3,792	44,304	62,904	11,487
NAV Per Fund Interest	$7.5062	$7.5062	$7.5062	$7.5062	$7.5062	$7.5062	$7.5062

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of August 31, 2020, we estimated approximately $14.7 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

The valuations of our real property as of August 31, 2020 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi‑family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.32%	6.27%	5.40%	5.68%	6.08%
Discount rate / internal rate of return ("IRR")	6.97%	6.75%	6.31%	6.48%	6.72%
Annual market rent growth rate	2.84%	2.93%	3.00%	2.83%	2.89%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi‑family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.99%	2.51%	3.02%	3.08%	2.82%
	0.25% increase	(2.75)%	(2.32)%	(2.76)%	(2.81)%	(2.59)%
Discount rate (weighted-average)	0.25% decrease	2.11%	1.92%	1.96%	1.99%	2.00%
	0.25% increase	(2.06)%	(1.87)%	(1.91)%	(1.94)%	(1.95)%

●             STATUS OF THIS OFFERING

As of September 1, 2020, we had raised gross proceeds of approximately $321.4 million from the sale of approximately 42.9 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $24.3 million. As of September 1, 2020, approximately $2.68 billion in shares remained available for sale pursuant to this offering, including approximately $475.7 million in shares available for sale through our distribution reinvestment plan.

●             IMPACTS OF COVID-19

While no property sector is immune to COVID-19 related economic disruption, we are pleased with how our portfolio of industrial, multifamily, office and grocery-anchored retail properties are continuing to perform throughout the pandemic. Our properties are 92.3% leased, with a diversified tenant base that includes an abundance of quality tenants with strong operating histories and a weighted average lease term of 5.0 years across our commercial portfolio – all of which we believe create stability and resiliency.

With a healthy balance sheet at 35.4% leverage (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures) and considerable liquidity, we are continuing to acquire institutional quality, income-producing and defensive real estate, with a focus on industrial and multifamily opportunities. In accordance with this strategy, last month we acquired a newly constructed, class A industrial building located in the San Francisco Bay Area for $48.5 million. Given an uptick in e-commerce demand since COVID-19 began and the strong performance that we continue to see within the industrial sector, we remain committed to increasing our industrial allocation which has increased from 11.0% as of December 31, 2019 to 16.1% as of August 31, 2020.

We continue to be pleased with total rent collections in our portfolio since the onset of COVID-19, which we believe exemplify the defensive nature of our assets in the face of an economic crisis. We have collected 95.5% of August rent to date, which reflects one of our higher monthly collection percentages since the onset of COVID-19. While we chose to execute short-term rent deferral agreements in 2Q 2020 with certain of our otherwise successful tenants, the need for additional rent deferrals has declined considerably since the onset of COVID-19.

●             EXPERTS

The statements included in this Supplement under “August 31, 2020 NAV Per Share,” relating to the role of Altus Group U.S., Inc. have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.